UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Golar LNG Limited
(Name of Issuer)

Common Shares, Par Value $1.00 Per Share
(Title of Class of Securities)

G9456A100
(CUSIP Number)

Dimitris Hannas c/o Seatankers Management Co. Ltd. P.O. Box 535632 CY 3399 Limassol, Cyprus 011 357 25 858300

with a copy to: Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9456A100

1	Name of Reporting Person World Shipholding Ltd.
2	Check the appropriate box if a member of a group*	(a) ☑ (b) 
3	SEC use only
4	Source of Funds	WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	
6	Citizenship or Place of Organization	Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 36,755,080 (1) common shares
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 36,755,080 (1) common shares
11	Aggregate Amount Beneficially Owned by each Reporting Person: 36,755,080 (1) common shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	
13	Percent of Class Represented by Amount in Row (11)	45.7%
14	Type of Reporting Person	HC, CO

(1) Excludes 500,000 common shares covered by a cash settled swap agreement between World Shipholding Ltd. and DNB Bank ASA dated November 23, 2012 that has an exercise price of NOK227.29 and expires on February 25, 2013.

CUSIP No. G9456A100

1	Name of Reporting Person Greenwich Holdings Ltd.
2	Check the appropriate box if a member of a group*	(a) ☑ (b) 
3	SEC use only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	
6	Citizenship or Place of Organization	Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 36,755,080 common shares
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 36,755,080 common shares
11	Aggregate Amount Beneficially Owned by each Reporting Person: 36,755,080 common shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	
13	Percent of Class Represented by Amount in Row (11)	45.7%
14	Type of Reporting Person	HC, CO

CUSIP No. G9456A100

1	Name of Reporting Person John Fredriksen *
2	Check the appropriate box if a member of a group*	(a) ☑ (b) 
3	SEC use only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	
6	Citizenship or Place of Organization	Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 36,755,080 common shares
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 36,755,080 common shares
11	Aggregate Amount Beneficially Owned by each Reporting Person: 36,755,080 common shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	
13	Percent of Class Represented by Amount in Row (11)	45.7%
14	Type of Reporting Person	IN

* Mr. Fredriksen may be deemed to beneficially own 36,755,080 shares of common stock, par value $1.00 per share (the "Common Shares"), of Golar LNG Limited through his indirect influence over World Shipholding Limited and Greenwich Holdings Ltd., the shares of which are indirectly held in trusts (the "Trusts"). The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 36,755,080 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 36,755,080 Common Shares.

CUSIP No. G9456A100

1	Name of Reporting Person C.K. Limited
2	Check the appropriate box if a member of a group*	(a) ☑ (b) 
3	SEC use only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	
6	Citizenship or Place of Organization	Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 36,755,080 common shares
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 36,755,080 common shares
11	Aggregate Amount Beneficially Owned by each Reporting Person: 36,755,080 common shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	
13	Percent of Class Represented by Amount in Row (11)	45.7%
14	Type of Reporting Person	CO

CUSIP No. G9456A100

SCHEDULE 13D/A
Explanatory Note

The purpose of this Amendment No. 1 to the Schedule 13D is to report that World Shipholding Ltd. entered into a new cash settled swap agreement with DnB Bank ASA ("DnB") on November 23, 2012 for 500,000 Common Shares, which is described in Item 6 herein.

Item 1.  Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.01 per share, (the "Common Shares") of Golar LNG Limited, a Bermuda corporation (the "Issuer").  The principal executive office and mailing address of the Issuer is Par-La-Ville place, 14 Par-La-Ville Road, Hamilton HM 08 Bermuda.

Item 2.  Identity and Background

This Schedule 13D is being filed on behalf of:

(i) World Shipholding Limited, a Liberia corporation ("World Shipholding"); (ii) Greenwich Holdings Limited, a Cyprus holding company ("Greenwich"); (iii) John Fredriksen, a Cyprus citizen ("Mr. Fredriksen"); and (iv) C.K. Limited, a Jersey company.  World Shipholding, Greenwich, Mr. Fredriksen and C.K. Limited are collectively referred to as the "Reporting Persons."

The total Common Shares reported as beneficially owned by each of Greenwich, Mr. Fredriksen and C.K. Limited include the Common Shares reported as beneficially owned by World Shipholding.  Greenwich is the sole shareholder of World Shipholding.  World Shipholding is the is the principal shareholder of the Issuer.  Mr. Fredriksen is the Chairman and President of the Issuer and may be deemed indirectly to have influence over Greenwich and World Shipholding, the shares of which are indirectly held in Trusts.  The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family.  C.K. Limited also indirectly controls Greenwich and World Shipholding and is the trustee of the Trusts.

(a., b., c. and f.) (i) The address of World Shipholding's principal place of business is P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of World Shipholding is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of World Shipholding's director is set forth below. World Shipholding does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

(ii) The address of Greenwich's principal place of business is P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Greenwich is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Greenwich's director is set forth below. Greenwich does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

(iii) Mr. Fredriksen is a citizen of Cyprus and his present principal occupation is as Chairman, Chief Executive Officer, President and a Director of Frontline Ltd. Mr. Fredriksen's principal business address is c/o Seatankers Co. Ltd., P.O. Box 53562 CY3399, Limassol Cyprus.

(iv) The address of C.K. Limited's principal place of business is 13 Castle Street, St Helier, Jersey JE4 5UT. The principal business of C.K. Limited is acting as trustee of the Trusts. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director is set forth below. C.K. Limited does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Chris Bunt	Director	Mr. Bunt's principal business address is 13 Castle Street, St Helier, Jersey. Mr. Bunt is a citizen of Jersey.

Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St Helier, Jersey. Mr. Carteret is a citizen of Jersey.

Simon Paul Alan Brewer	Director	Mr. Brewer's principal business address is 13 Castle Street, St Helier, Jersey. Mr. Brewer is a citizen of Jersey.

(d. and e.) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amount of Funds or Other Consideration

The source of funds for the purchases of 31,203,900 Common Shares held in the account of World Shipholding was $182.9 million, representing a portion of the working capital of World Shipholding and borrowings under loan agreements with companies affiliated with World Shipholding.

Pursuant to an agreement between the Issuer and World Shipholding dated April 26, 2011 (the "Subscription Agreement"), the Issuer agreed to acquire from World Shipholding 33,540,153 common shares of Golar LNG Energy Limited in exchange for 5,551,180 Common Shares.  These Common Shares were issued to World Shipholding on June 8, 2011.  No additional consideration was paid for these Common Shares.

None of the other persons named in response to Item 2 hold any Common Shares in their accounts.

Item 4.  Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.  The acquisition of the Common Shares as described under Item 3 is solely for investment purposes.  The Reporting Persons evaluate their investments in the Common Shares on continual basis.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Mr. John Fredriksen, the Chairman and President of the Issuer, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  In addition, certain Reporting Persons may be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of Common Shares it may be deemed to beneficially own. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5.  Interest in Securities of the Issuer.

(a.) – (b.) The aggregate number and percentage of Common shares beneficially owned by the Reporting Persons (on the basis of a total of 80,407,061 Common Shares issued and outstanding as of September 30, 2012) are as follows:

World Shipholding

a)	Amount beneficially owned: 36,755,080		Percentage: 45.7%
b)	Number of Common shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	36,755,080
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	36,755,080

Greenwich

a)	Amount beneficially owned: 36,755,080		Percentage: 45.7%
b)	Number of Common shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	36,755,080
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	36,755,080

Mr. Fredriksen

a)	Amount beneficially owned: 36,755,080		Percentage: 45.7%
b)	Number of Common shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	36,755,080
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	36,755,080

C.K. Limited

a)	Amount beneficially owned: 36,755,080		Percentage: 45.7%
b)	Number of Common shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	36,755,080
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	36,755,080

(c.) To the best knowledge of the Reporting Persons, no transactions were effected by the persons enumerated in Item 2 during the past 60 days other than the transactions described herein.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the Subscription Agreement, which is attached hereto as Exhibit B, the Issuer agreed to acquire from World Shipholding 33,540,153 common shares of Golar LNG Energy Limited in exchange for 5,551,180 Common Shares.  These Common Shares were issued to World Shipholding on June 8, 2011.  No additional consideration was paid for these Common Shares.

On January 27, 2011, World Shipholding entered into a cash settled share swap agreement with DnB NOR Bank ASA ("DnB"), which is attached hereto as Exhibit C, for 300,000 Common Shares subject to the terms and conditions contained therein.

On June 3, 2011, World Shipholding entered into a cash settled share swap agreement with DnB, which is attached hereto as Exhibit D, for 200,000 Common Shares subject to the terms and conditions contained therein.

On November 23, 2012, World Shipholding entered into a cash settled share swap agreement with DnB, which is attached hereto as Exhibit E, for 500,000 Common Shares subject to the terms and conditions contained therein.

To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Golar LNG Limited.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement.

Exhibit B	Subscription Agreement between Golar LNG Limited and World Shipholding Limited dated April 28, 2011. *

Exhibit C	Cash Settled Share Swap Agreement dated January 27, 2011. *

Exhibit D	Cash Settled Share Swap Agreement dated June 3, 2011. *

Exhibit E	Cash Settled Share Swap Agreement dated November 23, 2011.

* Previously filed.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

November 30, 2012

WORLD SHIPHOLDING LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demetrios Antoniou Hannas
Title:	Director

GREENWICH HOLDINGS, LTD.

By:	/s/ Demetrios Antoniou Hannas
Name:	Demetrios Antoniou Hannas
Title:	Director

/s/ John Fredriksen
John Fredriksen *

C.K. LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demetrios Antoniou Hannas
Title:	Director

*The Reporting Person disclaims beneficial ownership in the Common shares reported herein except to the extent of his voting and dispositive interests therein. In addition, the Reporting Person has no pecuniary interest in the Common shares reported herein.

Exhibit A

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the securities of Golar LNG Limited to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

November 30, 2012

WORLD SHIPHOLDING LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demetrios Antoniou Hannas
Title:	Director

GREENWICH HOLDINGS, LTD.

By:	/s/ Demetrios Antoniou Hannas
Name:	Demetrios Antoniou Hannas
Title:	Director

/s/ John Fredriksen
John Fredriksen

C.K. LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demetrios Antoniou Hannas
Title:	Director

EXHIBIT E

CASH SETTLED SHARE SWAP AGREEMENT DATED NOVEMBER 23, 2011.

To:                      World Shipholding Ltd
c/o Seatankers Management
P.O. Box 3562
LIMASOL - CYPRUS

From:                      DNB Bank ASA
Stranden 21
NO-0021 OSLO
Norway

Date:                      26.11.2012

Confirmation - Share Swap Transaction

The purpose of this facsimile/letter agreement (this "Confirmation") is to confirm the terms and conditions of the Share Swap Transaction entered into between World Shipholding Ltd ("Party B") and DNB Bank ASA ("Party A") on the Trade Date specified below (the "Transaction").

The definitions and provisions contained in the 2002 ISDA Equity Derivatives Definitions ("The Definitions") as published by the International Swap and Derivatives Association, Inc., are incorporated into this Confirmation. This Confirmation constitutes a "Confirmation" as referred to in the Definitions. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern.

The terms of the Transaction to which this Confirmation relates are as follows:

Trade Date:	23-Nov-2012

Time:	CET 17:30

Final Exchange Date:	Three (3) Business Days prior to the Settlement Date.

Early Termination:
Party A and/or Party B are entitled to terminate this Transaction, in full or in part, on any Exchange Business Day provided notice is received by Party B at least three (3) Business Days prior to such date.

For avoidance of doubt, this implies that Party A may sell the Shares, or a fraction of the Shares, prior to the Final Exchange Date, and settle this Transaction accordingly.

Settlement Date:	28-Feb-2013

Settlement:	Cash Settlement

Settlement Currency:	NOK

Share(s):	GOLAR LNG LTD. (GOL)

Number of Shares:	500,000

Exchange:	OSE

Calculation Agent	Party A

Method of Adjustment:	Calculation Agent Adjustment

Initial Price:	The average purchase price at which Party A has purchased the Shares, multiplied by the Number of Shares. NOK 225.50 * 500,000 = NOK 112,750,000.00

Final Price:	The average execution price at which Party A has sold the Shares on the Final Exchange Date, multiplied by the Number of Shares

Dividend Amount:
The Record Amount multiplied by the Number of shares, subject to a reduction for interests if the dividends are paid after the Settlement Date (in which case the reduction shall be made by the Calculation Agent in a commercially reasonable manner consistent with market interest rates at the Settlement Date)

Financing Costs:	3.10 % p.a. of the Initial Price. NOK 893,250.00

Collateral:
Party A shall at all times ensure that it has satisfactory Collateral for the due performance of Party B’s obligations, cfr. article 9-5 of the Norwegian Securities Trading Act. Collateral shall be furnished in the form of a cash deposit and the Party B must sign a declaration of pledge. The amount of the collateral shall at all time meet Party A’s requirements, as specified by the Calculation Agent.

Upon entering into the Contract the Collateral shall comprise 20% of the sum of Initial Price and Financing Costs. For the duration of the contract additional Collateral shall be furnished upon request, in accordance with changes in the value of the Shares. Additional Collateral is due on the same day as Party B receives notice from the Calculation Agent that the current Collateral is insufficient.

Settlement Amount:
(i) If (Final Price + Dividend Amount) > (Initial Price + Financing Costs),

Party A shall, at Settlement Date, pay to Party B an amount equal to:

(Final Price + Dividend Amount) - (Initial Price + Financing Costs)

(ii) If (Initial Price + Financing Costs) > (Final Price + Dividend Amount),

Party B shall, at Settlement Date, pay to Party A an amount equal to:

(Initial Price + Financing Costs) - (Final Price + Dividend Amount)

(iii) If (Final Price + Dividend Amount) = (Initial Price + Financing Costs),

this Transaction will terminate at Settlement Date without any exchange of cash.

Extraordinary Events:
Extraordinary Events means an event changing the premises this transaction is based upon and is to be treated in accordance with the relevant regulations of the Exchange, VPS Clearing ASA and relevant market practice.

Address for notices:	DNB Bank ASA DNB Markets P.O. Box 7100 NO-5020 Bergen Att.: Markets Support and Clearing, Equitites Derivatives Fax: +47 56 12 87 80

Relationship Between Parties:

Each party will be deemed to represent to the other party on the date on which it enters into a Transaction that (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary for that Transaction):

(a) Non-Reliance:
It is acting for its own account, and it has made its own independent decisions to enter into that Transaction and as to whether that Transaction is appropriate or proper for it based upon its own judgement and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or a recommendation to enter into that Transaction; it being understood that information and explanations related to the terms and conditions of a Transaction shall not be considered investment advice or a recommendation to enter into that Transaction. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of that Transaction.

(b) Assessment and Understanding:
It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of that Transaction. It is also capable of assuming, and assumes, the risk of that Transaction.

Yours faithfully,
for DNB Bank ASA

/s/ Lene Therese Barikmo	/s/ Trond Olav Øvreås
Name: Lene Therese Barikmo	Name: Trond Olav Øvreås
Title: Operational Officer	Title: Senior Operational Officer

Confirmed as of the date first above written:
for World Shipholding Ltd

/s/ Demetrios Antoniou Hannas
Name: